September 8, 2025

Todd Telesz
Chief Financial Officer
Hallador Energy Co
1183 East Canvasback Drive
Terre Haute, Indiana
47802

       Re: Hallador Energy Co
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 17, 2025
           File No. 001-34743
Dear Todd Telesz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Sean Ewen